Exhibit 4.1

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

FIFTH AMENDMENT TO THE

AMENDED AND RESTATED LIMITED PARTNERSHIP AGREEMENT

THIS AMENDMENT (the “Amendment”) to the Amended and Restated Limited Partnership Agreement dated as of February 16, 2018 (the “Agreement”) of Brookfield Infrastructure Partners L.P. (the “Partnership”) is made as of the 24th day of May, 2021, by the undersigned. Capitalized terms used but not defined herein shall have the meanings set forth in the Agreement.

WHEREAS, on March 12, 2015, the limited partnership agreement of the Partnership was amended to allow for preferred limited partnership interests in the Partnership and to create the Class A Preferred Limited Partnership Units;

AND WHEREAS, the General Partner desires to amend the Agreement to create an additional series of Class A Preferred Limited Partnership Units having the rights and restrictions set out in Part XVI of Schedule A to this Amendment;

AND WHEREAS, pursuant to Section 14.1 of the Agreement, subject to compliance with the requirements of the Limited Partnership Act and the Exempted Partnerships Act, the General Partner (pursuant to its power of attorney from the Limited Partners), without the approval of any Limited Partner, may amend any provision of the Agreement to reflect certain changes, including, as provided for in Section 14.1.6 of the Agreement, an amendment that the General Partner determines in its sole discretion to be necessary or appropriate for the creation, authorization or issuance of any class or series of Partnership Interests;

AND WHEREAS, the General Partner desires to amend the Agreement as set out herein;

NOW THEREFORE,

1.	Section 1.1.2 of the Agreement is hereby deleted in its entirety and replaced with the following:

“Agreement” means this Amended and Restated Limited Partnership Agreement of Brookfield Infrastructure Partners L.P., as amended by the First Amendment to the Amended and Restated Limited Partnership Agreement of the Partnership dated as of September 12, 2018, the Second Amendment to the Amended and Restated Limited Partnership Agreement of the Partnership dated as of February 27, 2020, the Third Amendment to the Amended and Restated Limited Partnership Agreement of the Partnership dated as of September 21, 2020, the Fourth Amendment to the Amended and Restated Limited Partnership Agreement of the Partnership dated as of January 21, 2021 and the Fifth Amendment to the Amended and Restated Limited Partnership Agreement of the Partnership dated as of May 24, 2021;

2.	Schedule A of the Agreement is hereby amended by adding Part XVI of Schedule A to this Amendment as Part XVI of Schedule A of the Agreement.

3.	This Amendment shall be effective as of the 24th day of May, 2021.

4.	This Amendment shall be governed by and construed in accordance with the laws of Bermuda.

5.	Except as modified herein, all terms and conditions of the Agreement shall remain in full force and effect.

6.	This Amendment may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which shall be construed together as one agreement.

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IN WITNESS WHEREOF, the General Partner has executed this Amendment as of the date first stated above.

GENERAL PARTNER:
BROOKFIELD INFRASTRUCTURE PARTNERS LIMITED

By:	/s/ James Bodi
Name: James Bodi
Title: Vice President

[Fifth Amendment to BIP A&R LPA]

SCHEDULE A

PART XVI

Number and Designation of and Rights, Privileges, Restrictions and Conditions

Attaching to the Class A Preferred Limited Partnership Units, Series 15

The fifteenth series of Class A Preferred Limited Partnership Units of the Partnership shall consist of preferred limited partnership interests designated as Class A Preferred Limited Partnership Units, Series 15 (the “Series 15 Preferred Units”) and, in addition to the rights, privileges, restrictions and conditions attaching to the Class A Preferred Limited Partnership Units as a class, shall have attached thereto the following rights, privileges, restrictions and conditions:

1.	Definitions

For the purposes hereof, the following capitalized terms shall have the following meanings, unless the context otherwise requires:

“Additional Amounts” has the meaning specified in Section 2(C)(e)(i) to this Part XVI of Schedule A.

“Arrears” means, with respect to the Series 15 Distributions, the full cumulative Series 15 Distributions through the most recent Series 15 Distribution Payment Date that have not been paid on all Outstanding Series 15 Preferred Units.

“Assignee” means a Person to whom one or more Partnership Interests have been transferred in a manner permitted under this Agreement.

“Automatic Exchange Event” means the occurrence of any of: (i) the making by the Issuer of a general assignment for the benefit of its creditors or a proposal (or the filing of a notice of its intention to do so) under the Bankruptcy and Insolvency Act (Canada); (ii) any proceeding instituted by the Issuer and/or the Partnership seeking to adjudicate them as bankrupt (including any voluntary assignment in bankruptcy) or insolvent or, where the Issuer and/or the Partnership are insolvent, seeking liquidation, winding up, dissolution, reorganization, arrangement, compromise, adjustment, protection, relief or composition of their debts under any law relating to bankruptcy or insolvency in Canada or Bermuda (as applicable), or seeking the entry of an order for the appointment of a receiver, interim receiver, trustee or other similar official for the Issuer and/or the Partnership or in respect of all or any substantial part of their property and assets in circumstances where the Issuer and/or the Partnership are adjudged as bankrupt (including any voluntary assignment in bankruptcy) or insolvent; (iii) a receiver, interim receiver, trustee or other similar official is appointed over the Issuer and/or the Partnership or for all or substantially all of their property and assets by a court of competent jurisdiction in circumstances where the Issuer and/or the Partnership are adjudged as bankrupt (including any voluntary assignment in bankruptcy) or insolvent under any law relating to bankruptcy or insolvency in Canada or Bermuda (as applicable); or (iv) any proceeding is instituted against the Issuer and/or the Partnership seeking to adjudicate them as bankrupt (including any voluntary assignment in bankruptcy) or insolvent, or where the Issuer and/or the Partnership are insolvent, seeking liquidation, winding up, dissolution, reorganization, arrangement, compromise, adjustment, protection, relief or composition of their debts under any law relating to bankruptcy or insolvency in Canada or Bermuda (as applicable), or seeking the entry of an order for the appointment of a receiver, interim receiver, trustee or other similar official for the Issuer and/or the Partnership or in respect of all or any substantial part of their property and assets in circumstances where the Issuer and/or the Partnership are adjudged as bankrupt or insolvent under any law relating to bankruptcy or insolvency in Canada or Bermuda (as applicable), and in any such case, such proceeding has not been stayed or dismissed within 60 days of the institution of any such proceeding or the actions sought in such proceedings occur (including the entry of an order for relief against the Issuer and/or the Partnership or the appointment of a receiver, interim receiver, trustee, or other similar official for them or for all or substantially all of their property and assets).

“Change in Tax Law” means (i) a change in or amendment to laws, regulations or rulings of any Relevant Taxing Jurisdiction, (ii) a change in the official application or interpretation of those laws, regulations or rulings, (iii) any execution of or amendment to any treaty affecting taxation to which any Relevant Taxing Jurisdiction is party or (iv) a decision rendered by a court of competent jurisdiction in any Relevant Taxing Jurisdiction, whether or not such decision was rendered with respect to the Partnership, in each case described in (i)-(iv) above occurring after May 24, 2021; provided that in the case of a Relevant Taxing Jurisdiction other than Bermuda in which a Successor Entity is organized, such Change in Tax Law must occur after the date on which the Partnership consolidates, merges or amalgamates (or engages in a similar transaction) with the Successor Entity, or conveys, transfers or leases substantially all of the Partnership’s properties and assets to the Successor Entity, as applicable.

“Depositary” means, with respect to any Series 15 Preferred Units issued in global form, The Depository Trust Company and its successors and permitted assigns.

“Issuer” means Brookfield Infrastructure Finance ULC, an unlimited liability company organized under the laws of the Province of Alberta, Canada.

“Notes” means the 5.000% subordinated notes due May 24, 2081 issued by the Issuer and guaranteed, on a subordinated basis, by the Partnership, Brookfield Infrastructure L.P., BIP Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure US Holdings I Corporation and BIPC Holdings Inc.

“NYSE” means the New York Stock Exchange.

“Paying Agent” means the Series 15 Transfer Agent, acting in its capacity as paying agent for the Series 15 Preferred Units, and its respective successors and assigns or any other paying agent appointed by the General Partner; provided, however, that if no Paying Agent is specifically designated for the Series 15 Preferred Units, the General Partner shall act in such capacity.

“Relevant Date” has the meaning specified in Section 2(C)(e)(ii) to this Part XVI of Schedule A.

“Relevant Taxing Jurisdiction” means (i) Bermuda or any political subdivision or governmental authority of or in Bermuda with the power to tax, (ii) any jurisdiction from or through which the Partnership or the Paying Agent is making payments on the Series 15 Preferred Units or any political subdivision or governmental authority of or in that jurisdiction with the power to tax or (iii) any other jurisdiction in which the Partnership or a Successor Entity is organized or generally subject to taxation or any political subdivision or governmental authority of or in that jurisdiction with the power to tax.

“Series 15 Distribution Payment Date” means the last calendar day of each of March, June, September and December of each year following the Series 15 Original Issue Date; provided however, that if any Series 15 Distribution Payment Date would otherwise occur on a day that is not a Business Day, such Series 15 Distribution Payment Date shall instead be on the immediately succeeding Business Day without the accrual of additional distributions.

“Series 15 Distribution Period” means a period of time from and including the preceding Series 15 Distribution Payment Date to, but excluding, the next Series 15 Distribution Payment Date for such Series 15 Distribution Period (other than the initial Series 15 Distribution Period, which means a period of time from and including the Series 15 Original Issue Date to, but excluding, the first Series 15 Distribution Payment Date thereafter).

“Series 15 Distribution Rate” means the distribution rate payable on the Series 15 Preferred Units from time to time, being the same rate as the interest rate which would have accrued on the Notes at any such time if such Notes had not been automatically converted into Series 15 Preferred Units upon an Automatic Exchange Event, and had remained outstanding.

“Series 15 Distribution Record Date” has the meaning given to such term in Section 2(C)(b)(iii) to this Part XVI of Schedule A.

“Series 15 Distributions” means distributions with respect to Series 15 Preferred Units pursuant to Section 2(C)(b) to this Part XVI of Schedule A.

“Series 15 Holder” means a Record Holder of Series 15 Preferred Units.

“Series 15 Junior Securities” means any class or series of Partnership Interests that, with respect to distributions on such Partnership Interests and distributions upon dissolution, liquidation or winding-up of the Partnership, whether voluntary or involuntary, pursuant to Article 13 of the Agreement, ranks junior to the Series 15 Preferred Units, including Equity Units and the General Partner Units, but excluding any Series 15 Parity Securities and Series 15 Senior Securities.

“Series 15 Liquidation Preference” means a liquidation preference for each Series 15 Preferred Unit equal to $25.00 per unit (subject to adjustment for any splits, combinations or similar adjustments to the Series 15 Preferred Units).

“Series 15 Original Issue Date” means the day upon which the Series 15 Preferred Units are issued upon the occurrence of an Automatic Exchange Event in accordance with this Part XVI of Schedule A.

“Series 15 Parity Securities” means (i) every class or series of the Class A Preferred Units and Series 15 Preferred Units and (ii) any class or series of Partnership Interests established after the Series 15 Original Issue Date by the General Partner, the terms of which class or series pursuant to written agreement expressly provide that it ranks on parity in right of payment with the Series 15 Preferred Units as to distributions and amounts payable upon dissolution, liquidation or winding-up of the Partnership, whether voluntary or involuntary, pursuant to Article 13 of the Agreement.

“Series 15 Preferred Units” has the meaning given to such term in the preamble to this Part XVI of Schedule A.

“Series 15 Redemption Date” has the meaning given such term in Section 2(C)(d)(i) to this Part XVI of Schedule A.

“Series 15 Redemption Notice” has the meaning given such term in Section 2(C)(d)(ii) to this Part XVI of Schedule A.

“Series 15 Redemption Payments” means payments to be made to the Series 15 Holders to redeem Series 15 Preferred Units in accordance with Section 2(C)(d) to this Part XVI of Schedule A.

“Series 15 Redemption Price” has the meaning given such term in Section 2(C)(d)(i) to this Part XVI of Schedule A.

“Series 15 Senior Securities” means any class or series of Partnership Interests established after the Series 15 Original Issue Date by the General Partner, the terms of which class or series pursuant to written agreement expressly provide that it ranks senior to the Series 15 Preferred Units as to distributions and amounts payable upon dissolution, liquidation or winding-up of the Partnership, whether voluntary or involuntary, pursuant to Article 13 of the Agreement.

“Series 15 Transfer Agent” means Computershare Inc., and its successors and assigns, or any other transfer agent and registrar appointed by the General Partner for the Series 15 Preferred Units.

“Successor Entity” means an entity formed by a consolidation, merger, amalgamation or other similar transaction involving the Partnership or an entity to which the Partnership conveys, transfers or leases substantially all its properties and assets.

“Tax Event” has the meaning specified in Section 2(C)(d)(i) to this Part XVI of Schedule A.

2.	Terms of Series 15 Preferred Units

A.

General. Each Series 15 Preferred Unit shall be identical in all respects to every other Series 15 Preferred Unit, except as to the respective dates from which the Series 15 Liquidation Preference shall increase or from which Series 15 Distributions may begin accruing, to the extent such dates may differ. The Series 15 Preferred Units represent perpetual interests in the Partnership and shall not give rise to a claim by the Partnership or a Series 15 Holder for conversion or, except as set forth in Section 2(C)(d) to this Part XVI of Schedule A, redemption thereof at a particular date.

B.	Issuance. The issue price of each Series 15 Preferred Unit shall be $25.00 principal amount of Notes or $25.00 of accrued and unpaid interest on the Notes, if any.

C.	Rights of Series 15 Preferred Units. The Series 15 Preferred Units shall have the following rights, preferences and privileges and shall be subject to the following duties and obligations:

a.	Series 15 Preferred Units.

i.	The authorized number of Series 15 Preferred Units shall be unlimited. Series 15 Preferred Units that are purchased or otherwise acquired by the Partnership shall be cancelled.

ii.

The Series 15 Preferred Units shall be represented by one or more global Certificates registered in the name of the Depositary or its nominee, and no Series 15 Holder shall be entitled to receive a definitive Certificate evidencing its Series 15 Preferred Units, unless otherwise required by law or the Depositary gives notice of its intention to resign or is no longer eligible to act as such with respect to the Series 15 Preferred Units and the General Partner shall have not selected a substitute Depositary within sixty (60) calendar days thereafter. So long as the Depositary shall have been appointed and is serving with respect to the Series 15 Preferred Units, payments and communications made by the Partnership to Series 15 Holders shall be made by making payments to, and communicating with, the Depositary.

b.	Distributions.

i.

Distributions on each Outstanding Series 15 Preferred Unit shall be cumulative and shall accrue at the applicable Series 15 Distribution Rate from and including the Series 15 Original Issue Date (or, for any subsequently issued and newly Outstanding Series 15 Preferred Units, from and including the Series 15 Distribution Payment Date immediately preceding the issue date of such Series 15 Preferred Units) until such time as the Partnership pays the Series 15 Distribution or redeems such Series 15 Preferred Unit in accordance with Section 2(C)(d) to this Part XVI of Schedule A, whether or not such Series 15 Distributions shall have been declared. Series 15 Holders shall be entitled to receive Series 15 Distributions from time to time out of any assets of the Partnership legally available for the payment of distributions at the Series 15 Distribution Rate per Series 15 Preferred Unit when, as, and, if declared by the General Partner. Series 15 Distributions, to the extent declared by the General Partner to be paid by the Partnership in accordance with this Section 2(C)(b) to this Part XVI of Schedule A, shall be paid, in Arrears, on each Series 15 Distribution Payment Date. Series 15 Distributions shall accrue in each Series 15 Distribution Period, provided that distributions shall accrue on accrued but unpaid Series 15 Distributions at the Series 15 Distribution Rate. If any Series 15 Distribution Payment Date otherwise would occur on a date that is not a Business Day, declared Series 15 Distributions shall be paid on the immediately succeeding Business Day without the accrual of additional distributions. Series 15 Distributions shall be payable based on a 360-day year consisting of twelve 30-day months. All Series 15 Distributions that are (1) accrued and unpaid or (2) payable by the Partnership pursuant to this Section 2(C)(b) or 2(C)(e)(i) to this Part XVI of Schedule A shall be payable without regard to the income of the Partnership and shall be treated for U.S. federal income tax purposes as guaranteed payments for the use of capital under Section 707(c) of the Code, including for the purpose of determining income, gain, loss, and expense of the Partnership and maintaining capital accounts, unless there is a change in Tax law or administrative practice that requires treatment other than as guaranteed payments for U.S. federal income tax purposes, as determined in the sole discretion of the General Partner. For U.S. federal income tax purposes, the deduction attributable to any amount treated as a guaranteed payment shall be specially allocated to the Partners in a manner determined by the General Partner in its sole discretion that is not inconsistent with the applicable provisions of the Code and Treasury Regulations. Such guaranteed payments with respect to any Series 15 Distribution Period shall be for the account of Series 15 Holders as of the applicable Series 15 Distribution Record Date, or as otherwise reasonably determined by the General Partner.

ii.	[Intentionally Omitted]

iii.

Not later than 5:00 p.m., New York City time, on each Series 15 Distribution Payment Date, the Partnership shall pay those Series 15 Distributions, if any, that shall have been declared by the General Partner to Series 15 Holders on the Record Date for the applicable Series 15 Distribution. The Record Date (the “Series 15 Distribution Record Date”)

for the payment of any Series 15 Distributions shall be the last business day of the calendar month prior to the applicable Series 15 Distribution Payment Date, or such other record date as may be fixed by the General Partner in accordance with this Section 2 to this Part XVI of Schedule A. So long as any Series 15 Preferred Units are Outstanding, no distribution shall be declared or paid or set aside for payment on any Series 15 Junior Securities (other than a distribution payable solely in Series 15 Junior Securities) unless all accrued and unpaid Series 15 Distributions up to and including such distributions payable for the last completed Series 15 Distribution Period, and all accrued and unpaid distributions up to and including the distribution payable for the last completed period for which distributions were payable on all Series 15 Preferred Units and Series 15 Parity Securities, have been declared and paid or set apart for payment; provided, however, notwithstanding anything to the contrary in this Section 2(C)(b)(iii) to this Part XVI of Schedule A, if a distribution period with respect to a class of Series 15 Junior Securities or Series 15 Parity Securities is shorter than the Series 15 Distribution Period, the General Partner may declare and pay regular distributions with respect to such Series 15 Junior Securities or Series 15 Parity Securities, so long as, at the time of declaration of such distribution, (i) there are no Series 15 Distributions in Arrears, and (ii) the General Partner expects to have sufficient funds to pay the full distribution in respect of the Series 15 Preferred Units on the next successive Series 15 Distribution Payment Date. Accrued Series 15 Distributions in Arrears for any past Series 15 Distribution Period may be declared by the General Partner and paid on any date fixed by the General Partner, whether or not a Series 15 Distribution Payment Date, to Series 15 Holders on the Record Date for such payment, which may not be less than 10 days before such payment date. Subject to the next succeeding sentence, if all accrued Series 15 Distributions in Arrears on all Outstanding Series 15 Preferred Units and all accrued distributions in arrears on any Series 15 Preferred Units and any Series 15 Parity Securities shall not have been declared and paid, or if sufficient funds for the payment thereof shall not have been set apart, payment of accrued distributions in Arrears on the Series 15 Preferred Units and accrued distributions in arrears on any such Series 15 Parity Securities shall be made in order of their respective distribution payment dates, commencing with the earliest distribution payment date. If less than all distributions payable with respect to all Series 15 Preferred Units and any other Series 15 Parity Securities are to be paid for any distribution period, any partial payment shall be made pro rata with respect to the Series 15 Preferred Units and any such other Series 15 Parity Securities entitled to a distribution payment at such time in proportion to the aggregate distribution amounts remaining due in respect of such Series 15 Preferred Units and such other Series 15 Parity Securities, if any, at such time and apportioned equally among them in accordance with the relative amount to be paid or allocated to each group. For purposes of the preceding sentence, each distribution period for any Series 15 Parity Securities that ends on a date other than the last day of March, June, September or December of any year shall be deemed the same distribution period as the distribution period for Series 15 Parity Securities that ends on the last day of March, June, September or December, respectively, of such year. Subject to Sections 13.3 of the Agreement and Section 2(C)(g) to this Part XVI of Schedule A, Series 15 Holders shall not be entitled to any distribution, whether payable in cash, property or Partnership Interests, in excess of full cumulative Series 15 Distributions. Except insofar as distributions accrue on the amount of any accrued and unpaid Series 15 Distributions as described in Section 2(C)(b)(i) to this Part XVI of Schedule A, no interest or sum of money in lieu of interest shall be payable in respect of any distribution payment which may be in Arrears on the Series 15 Preferred Units. So long as the Series 15 Preferred Units are held of record by the Depositary or its nominee, declared Series 15 Distributions shall be paid to the Depositary in same-day funds on each Series 15 Distribution Payment Date or other distribution payment date in the case of payments for Series 15 Distributions in Arrears. If on any Series 15 Distribution Payment Date, the Series 15 Distributions accrued to such date are not paid in full on all of the Series 15 Preferred Units then Outstanding, such Series 15 Distributions, or the unpaid part thereof, shall be paid on a subsequent date or dates determined by the General Partner on which the Partnership shall have sufficient monies legally available for such Series 15 Distributions under Bermuda law.

c.	Voting Rights.

i.

Notwithstanding anything to the contrary in this Agreement, the Series 15 Preferred Units shall not have any voting rights or rights to consent or approve any action or matter, except as set forth in clause (ii) below and in Section 5.4 of Part I of Schedule A to this Agreement, this Section 2(C)(c) to this Part XVI of Schedule A or as otherwise required by Bermuda law.

ii.

The Series 15 Holders shall not have any right or authority to act for or bind the Partnership or to take part or in any way to interfere in the conduct or management of the Partnership or (except as otherwise provided by law and except for meetings of the holders of Class A Preferred Limited Partnership Units as a class and meetings of the Series 15 Holders as a series, in each case in respect of matters which limited partners may properly vote under Bermuda law) be entitled to receive notice of, attend, or vote at any meeting of unitholders of the Partnership unless and until the Partnership shall have failed to pay eight quarterly Series 15 Distributions, whether or not consecutive and whether or not such distributions have been declared and whether or not there are any monies of the Partnership legally available for distributions under Bermuda law. In the event of such non-payment, and for only so long as any such distributions remain in Arrears, the Holders will be entitled to receive notice of and to attend each meeting of unitholders of the Partnership (other than any meetings at which only holders of another specified class or series are entitled to vote) and such Holders shall have the right, at any such meeting, to one vote for each Series 15 Preferred Unit held. No other voting rights shall attach to the Series 15 Preferred Units in any circumstances. Upon payment of the entire amount of all cumulative preferential cash distributions in Arrears, the voting rights of the Series 15 Holders shall forthwith cease (unless and until the same default shall again arise under the provisions of this Section 2(C)(c)(ii) to this Part XVI of Schedule A).

iii.

Notwithstanding anything to the contrary in this Agreement or as otherwise required by Bermuda law, the General Partner shall not adopt any amendment to the Partnership Agreement that has a material adverse effect on the powers, preferences, duties or special rights of the Series 15 Preferred Units unless such amendment (i) is approved by a resolution signed by Series 15 Holders owning not less than the percentage of the Series 15 Preferred Units that would be necessary to authorize such action at a meeting of Series 15 Holders at which all Series 15 Holders were present and voted or were represented by proxy or (ii) is passed by an affirmative vote of at least 66 2/3% of the votes cast at a meeting of Series 15 Holders duly called for that purpose and at which the holders of at least 25% of the outstanding Series 15 Preferred Units are present or represented by proxy; provided, however, that (x) subject to Section 5.4 of Part I of Schedule A to this Agreement, the issuance of additional Partnership Interests (and any amendment to this Agreement in connection therewith) shall not be deemed to constitute such a material adverse effect for purposes of this Section 2(C)(c)(ii) to this Part XVI of Schedule A and (y) for purposes of this Section 2(C)(c)(ii) to this Part XVI of Schedule A, no amendment of this Agreement in connection with a merger or other transaction in which the Partnership is the surviving entity and the Series 15 Preferred Units remain Outstanding with the terms thereof materially unchanged in any respect adverse to the Series 15 Holders shall be deemed to materially and adversely affect the powers, preferences, duties, or special rights of the Series 15 Preferred Units. If at any such meeting the holders of Series 15 Preferred Units of at least 25% of the then Outstanding Series 15 Preferred Units are not present or represented by proxy within one-half hour after the time appointed for such meeting, then the meeting shall be adjourned to such date not less than five (5) days thereafter and to such time and place as may be designated by the chairman of such meeting. At such adjourned meeting, the Series 15 Holders present or represented by proxy may transact the business for which the meeting was originally called and the Series 15 Holders then present or represented by proxy shall form the necessary quorum.

iv.

For any matter described in this Section 2(C)(c) to this Part XVI of Schedule A in which the Series 15 Holders are entitled to vote as a series (whether separately or together with the holders of any Series 15 Parity Securities), such Series 15 Holders shall be entitled to one vote per Series 15 Preferred Unit. The proxy rules applicable to, the formalities to be observed in respect of the giving notice of, and the formalities to be observed in respect of the conduct of, any meeting or any adjourned meeting of Series 15 Holders shall be those from time to time prescribed by the Agreement with respect to meetings of unitholders or, if not so prescribed, as required by law. Any Series 15 Preferred Units held by the Partnership or any of its Subsidiaries or their Affiliates shall not be entitled to vote.

v.

Notwithstanding Section 2(C)(c)(ii) to this Part XVI of Schedule A and Section 5.4 of Part I of Schedule A to this Agreement, no vote of the Series 15 Holders shall be required if, at or prior to the time when such action is to take effect, provision is made for the redemption of all Series 15 Preferred Units at the time Outstanding.

d.	Optional Redemption; Change in Tax Law.

i.

The Partnership shall have the right (i) at any time, and from time to time, on or after May 24, 2026, in whole or in part, or (ii) if as a result of a Change in Tax Law there is, in the Partnership’s reasonable determination, a substantial probability that the Partnership or any Successor Entity would become obligated to pay any Additional Amounts on the next succeeding Series 15 Distribution Payment Date and the payment of those Additional Amounts cannot be avoided by the use of any reasonable measures available to the Partnership or any Successor Entity (a “Tax Event”), in whole but not in part, to redeem the Series 15 Preferred Units, using any source of funds legally available for such purpose. Any such redemption shall occur on a date set by the General Partner (the “Series 15 Redemption Date”). The Partnership shall effect any such redemption by paying cash for each Series 15 Preferred Unit to be redeemed equal to 100%, of the Series 15 Liquidation Preference for such Series 15 Preferred Unit on such Series 15 Redemption Date plus an amount equal to all unpaid Series 15 Distributions thereon from the Series 15 Original Issue Date to, but excluding, the Series 15 Redemption Date (whether or not such distributions shall have been declared) (the “Series 15 Redemption Price”). So long as the Series 15 Preferred Units to be redeemed are held of record by the Depositary or the nominee of the Depositary, the Series 15 Redemption Price shall be paid by the Paying Agent to the Depositary on the Series 15 Redemption Date.

ii.	The Partnership shall give notice of any redemption by mail, postage prepaid, not less than 30 days and not more than 60 days before the scheduled Series 15 Redemption Date to the Series 15 Holders (as of 5:00 p.m. New York City time on the Business Day next preceding the day on which notice is given) of any Series 15 Preferred Units to be redeemed as such Series 15 Holders’ names appear on the books of the Series 15 Transfer Agent and at the address of such Series 15 Holders shown therein. Such notice (the “Series 15 Redemption Notice”) shall state, as applicable: (1) the Series 15 Redemption Date, (2) the number of Series 15 Preferred Units to be redeemed and, if less than all Outstanding Series 15 Preferred Units are to be redeemed, the number (and in the case of Series 15 Preferred Units in certificated form, the identification) of Series 15 Preferred Units to be redeemed from such Series 15 Holder, (3) the Series 15 Redemption Price, (4) the place where any Series 15 Preferred Units in certificated form are to be redeemed and shall be presented and surrendered for payment of the Series 15 Redemption Price therefor (which shall occur automatically if the Certificate representing such Series 15 Preferred Units is issued in the name of the Depositary or its nominee), and (5) that distributions on the Series 15 Preferred Units to be redeemed shall cease to accrue from and after such Series 15 Redemption Date. So long as the Series 15 Preferred Units are held of record by the Depositary or its nominee, the Partnership shall give notice, or cause notice to be given, to the Depositary.

iii.

If less than all of the then Outstanding Series 15 Preferred Units are at any time to be redeemed, then the particular Series 15 Preferred Units to be redeemed shall be selected on a pro rata basis disregarding fractions or in such manner as the General Partner in its sole discretion may, by resolution determine. The aggregate Series 15 Redemption Price for any such partial redemption of the Outstanding Series 15 Preferred Units shall be allocated correspondingly among the redeemed Series 15 Preferred Units. The Series 15 Preferred Units not redeemed shall remain Outstanding and entitled to all the rights, preferences and duties provided in this Section 2 to this Part XVI of Schedule A.

iv.

If the Partnership gives or causes to be given a Series 15 Redemption Notice, the Partnership shall deposit with the Paying Agent funds sufficient to redeem the Series 15 Preferred Units as to which such Series 15 Redemption Notice shall have been given, no later than 10:00 a.m. New York City time on the Series 15 Redemption Date, and shall give the Paying Agent irrevocable instructions and authority to pay the Series 15 Redemption Price to each Series 15 Holder whose Series 15 Preferred Units are to be redeemed upon surrender or deemed surrender (which shall occur automatically if the Certificate representing such Series 15 Preferred Units is issued in the name of the Depositary or its nominee) of the Certificates therefor as set forth in the Series 15 Redemption Notice. If a Series 15 Redemption Notice shall have been given, from and after the Series 15 Redemption Date, unless the Partnership defaults in providing funds sufficient for such redemption at the time and place specified for payment pursuant to the Series 15 Redemption Notice, all Series 15 Distributions on such Series 15 Preferred Units to be redeemed shall cease to accrue and all rights of holders of such Series 15 Preferred Units as Limited Partners with respect to such Series 15 Preferred Units to be redeemed shall cease, except the right to receive the Series 15 Redemption Price, and such Series 15 Preferred Units shall not thereafter be transferred on the books of the Series 15 Transfer Agent or be deemed to be Outstanding for any purpose whatsoever. The Series 15 Holders shall have no claim to the interest income, if any, earned on funds deposited with the Paying Agent. Any funds deposited with the Paying Agent hereunder by the Partnership for any reason, including redemption of Series 15 Preferred Units, that remain unclaimed or unpaid after one year after the applicable Series 15 Redemption Date or other payment date, as applicable, shall be, to the extent permitted by law, repaid to the Partnership upon its written request, after which repayment the Series 15 Holders entitled to such redemption or other payment shall have recourse only to the Partnership. Notwithstanding any Series 15 Redemption Notice, there shall be no redemption of any Series 15 Preferred Units called for redemption until funds sufficient to pay the full Series 15 Redemption Price of such Series 15 Preferred Units shall have been deposited by the Partnership with the Paying Agent.

v.

Any Series 15 Preferred Units that are redeemed or otherwise acquired by the Partnership shall be cancelled. If only a portion of the Series 15 Preferred Units represented by a Certificate shall have been called for redemption, upon surrender of the Certificate to the Paying Agent (which shall occur automatically if the Certificate representing such Series 15 Preferred Units is registered in the name of the Depositary or its nominee), the Partnership shall issue and the Paying Agent shall deliver to the Series 15 Holders a new Certificate (or adjust the applicable book-entry account) representing the number of Series 15 Preferred Units represented by the surrendered Certificate that have not been called for redemption.

vi.

Notwithstanding anything to the contrary in this Section 2 to this Part XVI of Schedule A, unless all accrued and unpaid Series 15 Distributions up to and including the distribution payable for the last completed Series 15 Distribution Period, and all accrued and unpaid distributions up to and including the distribution payable for the last completed period for which distributions were payable on all Series 15 Preferred Units and Series 15 Parity Securities, have been declared and paid or set apart for payment, the Partnership shall not be permitted to repurchase, redeem or otherwise acquire, in whole or in part, any Series 15 Preferred Units or Series 15 Parity Securities, except pursuant to a purchase or exchange offer made on the same relative terms to all Series 15 Holders and holders of any Series 15 Parity Securities. So long as any Series 15 Preferred Units are

Outstanding, except out of the net cash proceeds of a substantially concurrent issue of Series 15 Junior Securities, unless all accrued and unpaid Series 15 Distributions up to and including the distribution payable for the last completed Series 15 Distribution Period, and all accrued and unpaid distributions up to and including the distribution payable for the last completed period for which distributions were payable on all Series 15 Preferred Units and Series 15 Parity Securities, have been declared and paid or set apart for payment, the Partnership shall not be permitted to redeem, repurchase or otherwise acquire any Equity Units or any other Series 15 Junior Securities.

e.	Payment of Additional Amounts.

i.

The Partnership shall make all payments on the Series 15 Preferred Units free and clear of and without withholding or deduction at source for, or on account of, any present or future taxes, fees, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of any Relevant Taxing Jurisdiction, unless such taxes, fees, duties, assessments or governmental charges are required to be withheld or deducted by (i) the laws (or any regulations or rulings promulgated thereunder) of any Relevant Taxing Jurisdiction for the Series 15 Preferred Units or (ii) an official position regarding the application, administration, interpretation or enforcement of any such laws, regulations or rulings (including a holding by a court of competent jurisdiction or by a taxing authority in any Relevant Taxing Jurisdiction). If a withholding or deduction at source is required, the Partnership shall, subject to the limitations and exceptions set forth in this Section 2(C)(e) and Section 2(C)(f) to this Part XVI of Schedule A, pay to the Series 15 Holders such additional amounts (the “Additional Amounts”) as distributions as may be necessary so that every net payment made to such holders, after such withholding or deduction (including any such withholding or deduction from such Additional Amounts), shall be equal to the amounts the Partnership would otherwise have been required to pay had no such withholding or deduction been required.

ii.	The Partnership shall not be required to pay any Additional Amounts for or on account of:

a)

any tax, fee, duty, assessment or governmental charge of whatever nature that would not have been imposed but for the fact that such holder was a resident, domiciliary or national of, or engaged in business or maintained a permanent establishment or was physically present in, the Relevant Taxing Jurisdiction or any political subdivision thereof or otherwise had some connection with the Relevant Taxing Jurisdiction other than by reason of the mere ownership of, or receipt of payment under, the Series 15

Preferred Units or any Series 15 Preferred Units presented for payment (where presentation is required for payment) more than 30 days after the Relevant Date (except to the extent that the holder would have been entitled to such amounts if it had presented such units for payment on any day within such 30 day period). The “Relevant Date” means, in respect of any payment, the date on which such payment first becomes due and payable, but if the full amount of the moneys payable has not been received by the Paying Agent on or prior to such due date, it means the first date on which the full amount of such moneys having been so received and being available for payment to holders and notice to that effect shall have been duly given to the Series 15 Holders;

b)

any estate, inheritance, gift, sale, transfer, personal property or similar tax, assessment or other governmental charge or any tax, assessment or other governmental charge that is payable otherwise than by withholding or deduction from payment of the liquidation preference or of any distributions on the Series 15 Preferred Units;

c)

any tax, fee, duty, assessment or other governmental charge that is imposed or withheld by reason of the failure by the holder of such Series 15 Preferred Units to comply with any reasonable request by the Partnership addressed to the holder within 90 days of such request (i) to provide information concerning the nationality, residence or identity of the holder or (ii) to make any declaration or other similar claim or satisfy any information or reporting requirement that is required or imposed by statute, treaty, regulation or administrative practice of the Relevant Taxing Jurisdiction as a precondition to exemption from all or part of such tax, fee, duty, assessment or other governmental charge;

d)	any tax, fee, duty, assessment or governmental charge imposed under the Code; or

e)	any combination of the foregoing.

iii.

In addition, the Partnership shall not pay Additional Amounts with respect to any payment on any such Series 15 Preferred Units to any holder that is a fiduciary, partnership, limited liability company or other pass-through entity other than the sole beneficial owner of such Series 15 Preferred Units if such payment would be required by the laws of the Relevant Taxing Jurisdiction to be included in the income for tax purposes of a beneficiary or partner or settlor with respect to such fiduciary or a member of such partnership, limited liability company or other pass-through entity or a beneficial owner to the extent such beneficiary, partner or settlor would not have been entitled to such Additional Amounts had it been the holder of the Series 15 Preferred Units.

f.	Variation.

i.

At any time following a Change in Tax Law, the Partnership may, without the consent of any Series 15 Holder, vary the terms of the Series 15 Preferred Units such that they remain securities which would eliminate the substantial probability that the Partnership or any Successor Entity would be required to pay any Additional Amounts with respect to the Series 15 Preferred Units as a result of a Change in Tax Law. The terms of the varied securities considered in the aggregate cannot be less favorable to holders than the terms of the Series 15 Preferred Units prior to being varied; provided that no such variation of terms shall change the specified denominations of, distribution payable on, the redemption dates (other than any extension of the period during which an optional redemption may not be exercised by the Partnership) or currency of, the Series 15 Preferred Units, reduce the liquidation preference thereof, lower the ranking in right of payment with respect to the payment of distributions or the distribution of assets upon liquidation, dissolution or winding-up of the Series 15 Preferred Units, or change the foregoing list of items that may not be so amended as part of such variation. Further, no such variation of terms shall impair the right of a holder of the securities to institute suit for the payment of any amounts due, but unpaid with respect to such holder’s securities.

ii.

Prior to any variation, the Partnership shall be required to receive an opinion of independent legal advisers to the effect that holders and beneficial owners of the Series 15 Preferred Units (including as holders and beneficial owners of the varied securities) will not recognize income, gain or loss for United States federal income tax purposes as a result of such variation and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case had such variation not occurred.

iii.

Any variation of the Series 15 Preferred Units described above shall be made after notice is given to the Series 15 Holders not less than 30 days nor more than 60 days prior to the date fixed for variation.

g.

Liquidation Rights. In the event of the liquidation, dissolution or winding-up of the Partnership, whether voluntary or involuntary, unless the Partnership is continued under the election to reconstitute and continue the Partnership pursuant to Section 13.2 of the Agreement, the Series 15 Holders shall be entitled to receive the Series 15 Liquidation Preference per Series 15 Preferred Unit held by them, together with all accrued (whether or not declared) and unpaid Series 15 Distributions up to but excluding the date of payment or distribution (less any tax required to be deducted and withheld by the Partnership), before any amounts shall be paid or any assets of the Partnership distributed to the holders of any Series 15 Junior Securities. Upon payment of the amounts set forth in the immediately preceding sentence, the Series 15 Holders shall not be entitled to share in any further distribution of the assets of the Partnership.

h.

Rank. The Series 15 Preferred Units shall each be deemed to rank as to payment of distributions on such Partnership Interests and distributions upon liquidation, dissolution or winding-up of the Partnership, whether voluntary or involuntary:

i.	senior to any Series 15 Junior Securities;

ii.	on parity in right of payment with any Series 15 Parity Securities; and

iii.	junior to all existing and future indebtedness of the Partnership with respect to assets available to satisfy claims against the Partnership and any other Series 15 Senior Securities.

i.	No Sinking Fund. The Series 15 Preferred Units shall not have the benefit of any sinking fund.

j.

Record Holders. To the fullest extent permitted by applicable law, the General Partner, the Partnership, the Series 15 Transfer Agent, and the Paying Agent may deem and treat any Series 15 Holder as the true, lawful, and absolute owner of the applicable Series 15 Preferred Units for all purposes, and neither the General Partner, the Partnership, the Series 15 Transfer Agent nor the Paying Agent shall be affected by any notice to the contrary, except as otherwise provided by law or any applicable rule, regulation, guideline or requirement of any Securities Exchange on which the Series 15 Preferred Units may be listed or admitted to trading, if any.

k.

Fractional Units. The Series 15 Preferred Units may be issued in whole or in fractional units. Each fractional Series 15 Preferred Unit shall carry and be subject to the rights, privileges, restrictions and conditions (including voting rights and distribution rights) of the Series 15 Preferred Units in proportion to the applicable fractions.

l.

Other Rights; Fiduciary Duties. The Series 15 Preferred Units and the Series 15 Holders shall not have any designations, preferences, rights, powers, guarantees or duties, other than as set forth in this Agreement or as provided by applicable law. Notwithstanding anything to the contrary in this Agreement or any duty existing at law, in equity or otherwise, to the fullest extent permitted by applicable law, neither the General Partner nor any other Indemnified Party shall owe any duties, including fiduciary duties, or have any liabilities to Series 15 Holders, other than the General Partner’s duty to act at all times in good faith.